UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)

Molycorp, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

608753 109
(CUSIP Number)

Jonathan Director, Esq.
Traxys North America LLC
825 Third Avenue, 9th Floor
New York, NY 10022
United States of America
(212) 918-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608754 109	Schedule 13D	Page 2 of 8

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TNA Moly Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,152,774
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,152,774
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Traxys North America LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,152,774
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,152,774
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) T-II Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,152,774
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,152,774
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608754 109	Schedule 13D	Page 5 of 8

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of TNA Moly Group LLC, a Delaware limited liability company (“TNA”), Traxys North America LLC, a Delaware limited liability company (“Traxys”) and T-II Holdings LLC, an Anguilla limited liability company (“T-II”) which indirectly controls Traxys by owning the equity interests in the holding company which is the parent company of Traxys.  TNA, Traxys and T-II comprise the “Reporting Persons.”  This Amendment relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock ”) of Molycorp, Inc. (the “Company”).  This Amendment modifies the original Schedule 13D filed on August 16, 2010 and the Amendment No. 1 to Schedule 13D filed on February 18, 2011.

Item 4.                      Purpose of Transaction.

As described in more detail in Item 6 below, on March 16, 2011, the Reporting Persons sold in the aggregate 328,198 shares of Common Stock pursuant to the exercise by the underwriters of the over-allotment option pursuant to that certain underwriting agreement, dated February 10, 2011, by and among J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, the other underwriters named therein, the Company and the Selling Stockholders named therein (the “Underwriting Agreement”).

The price per share at which the shares of Common Stock of the Company were sold to the public in the Selling Stockholder Offering was $50.00. The purchase price per share at which the Reporting Persons sold its shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement was $47.85. The Company did not sell any shares of the Common Stock of the Company in the Selling Stockholder Offering. The Company did not receive any of the proceeds of the sale of Common Stock of the Company from the Selling Stockholder Offering.

Except as described in this Amendment, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transaction specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed available in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

As of June 1, 2011, TNA owns 6,152,774 shares of Common Stock.  Based on the foregoing, TNA may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.

As of June 1, 2011, Traxys and T-II may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.

T-II may be deemed to be indirectly controlled by Pegasus Capital LLC (“Pegasus Capital”).  Mr. Craig Cogut is the President and managing member of Pegasus Capital and may be deemed to indirectly control T-II.  TNA, Traxys and T-II have relied on the information disclosed in the Amendment No. 4 to Schedule 13D of Pegasus Capital dated May 16, 2011 and do not have independent knowledge of the matters disclosed in such document. Such document is incorporated herein by reference.

CUSIP No. 608754 109	Schedule 13D	Page 6 of 8

Each percentage of beneficial ownership referenced above is calculated based upon 83,895,501 shares of the Issuer reported to be outstanding as of May 9, 2011 in the Issuer’s Form 10-Q filed on May 10, 2011.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 16, 2011, the Reporting Persons sold 328,198 shares of Common Stock pursuant to the exercise by the underwriters of the over-allotment option pursuant to the Underwriting Agreement, dated February 10, 2011, by and among J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, the other underwriters named therein, the Company and the Selling Stockholders named therein.  TNA is a party to the Underwriting Agreement as a Selling Stockholder therein.

On May 16, 2011, the Registration Rights Agreement was supplemented by a letter agreement (the “May 2011 Letter Agreement”) between  Resource Capital Fund IV L.P.; Resource Capital Fund V L.P.; PP IV Mountain Pass II, LLC; PP IV MP AIV 1, LLC; PP IV MP AIV 2; LLC, PP IV MP AIV 3; LLC, and TNA and the Issuer to specify TNA would be deemed to be the Initial Requesting Holder with respect to an exercise under Section 2(b) of the Registration Rights Agreement and each of the other parties to the Registration Rights Agreement would be deemed to be a Participating Holder.  The May 2011 Letter Agreement also included further agreements among the parties with respect to arrangements regarding the participation of the parties in subsequent demand registrations but does not obligate any of the Initial Shareholders to dispose, hold or vote any Registrable Securities (as such term is defined in the Registration Rights Agreement).  On May 24, 2011, the Issuer filed a Registration Statement on Form S-1(SEC File No. 333-174458).  A copy of the May 2011 Letter Agreement is filed as Exhibit 10.2.

Item 7.                      Material to Be Filed as Exhibits.

See the Index of Exhibits.

CUSIP No. 608754 109	Schedule 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2011
T-II HOLDINGS LLC

By:	/s/ Mark S. Kristoff
Name: Mark S. Kristoff
Title: Chief Executive Officer

TRAXYS NORTH AMERICA LLC

By: T-II Holdings LLC, Member

By:	/s/ Mark S. Kristoff
Name: Mark S. Kristoff
Title: Chief Executive Officer

TNA MOLY GROUP LLC

By: Traxys North America LLC, Member

By:	/s/ Mark S. Kristoff
Name: Mark S. Kristoff
Title: Manager

CUSIP No. 608754 109	Schedule 13D	Page 8 of 8

Index of Exhibits.

Exhibit No.                                                                Description

10.1
Underwriting Agreement dated February 10, 2011 (incorporated by reference from the Company’s Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 7, 2011).

10.2	Letter Agreement, dated May 16, 2011, regarding Molycorp, Inc. Registration Rights Agreement dated April 15, 2010.

99.1	Joint Filing Agreement dated August 3, 2010 (incorporated by reference to Schedule 13D of TNA filed with the SEC on August 16, 2010).